Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2001 FOURTH QUARTER RESULTS

PARADISE ISLAND, The Bahamas, February 5, 2002 – Sun International Hotels Limited (NYSE: SIH) reported a net loss for the quarter of $9.2 million, before pre-opening expenses, restructuring costs and the effect of tax benefits from net loss carry forwards (“NOLs”), compared to recurring earnings of $3.8 million in the same period last year. The loss per share for the period, excluding the above items, was $0.34, compared to recurring earnings per share (pro-forma for the sale of Resorts Atlantic City) of $0.26 for the same period last year.

Including non-recurring items and usage of NOLs, the Company recorded a net loss in the quarter of $11.6 million, compared to a net loss of $229.3 million for the same period last year when the Company wrote down its former investment in Resorts Atlantic City. On this basis, the loss per share for the quarter was $0.43 compared to $8.30 for the same period last year.

The reduction in recurring net income was primarily due to the severe slowdown in air travel in the aftermath of the events of September 11 and the weak US economy, which negatively impacted occupancies at Atlantis, Paradise Island.

Paradise Island

The Company’s Paradise Island operations generated EBITDA of $10.4 million, a 50% decline compared to $20.7 million achieved during the same period last year. Although occupancies at Atlantis, which totaled 55% for the quarter, remained well below those of the fourth quarter in the previous year, the initial booking trends in September and October of 2001, which indicated the gradual recovery of business levels, have further improved.

To a much lesser extent, the island was affected by Hurricane Michelle, which passed directly over Paradise Island on November 5, 2001. Atlantis remained open throughout the storm and business interruption was limited. The Ocean Club and golf course were closed for ten days. The golf course recovered quickly and hosted the PGA-sanctioned Office Depot Father and Son tournament in November, which was broadcast on NBC on both Saturday and Sunday of the tournament. The Company has recognized business interruption insurance income of $2 million in the quarter.

During the quarter, the refurbishments of rooms at Atlantis’ Coral Towers and rooms at the Ocean Club were completed as planned, at an aggregate cost of $21 million and reopened prior to the New Year peak holiday, when the properties were sold out.

Connecticut

The Mohegan Sun Casino recorded growth of 28% in gross operating revenues, which reached $258.6 million in the quarter. During the quarter, the Mohegan Sun operated over 6,200 slot machines, which was over 3,150 more than in the same period last year and achieved gross win per slot machine per day for the quarter of $300, versus $473 for the same period last year.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company’s share of Trading Cove Associate’s net income from Mohegan Sun was $7.1 million for the quarter compared to $4.7 million in the prior year.

Other Resort Operations

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties continued to be impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $2.7 million from these other resort operations in the quarter, compared to $3.1 million in the comparable quarter last year.

Taxation

The Company recorded a consolidated net income tax benefit for the quarter of $3.5 million, which included a credit of $3.9 million in recognition of anticipated benefits in 2002 from the use of NOLs. Generally Accepted Accounting Principles required that the Company reassess the valuation of its deferred tax asset. During the quarter, the Company used available NOLs to offset its US source income and it is anticipated that this will continue in 2002.

Internet Gaming

The Company’s internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, and went live with its site www.CasinoAtlantis.com at the end of the quarter. US persons are prohibited from utilizing the Company’s internet gaming site for the purpose of making wagers.

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.

(Consolidated Statements of Operations and Summary Segment Data are attached.)

                                         Sun International Hotels Limited
                                       Consolidated Statements of Operations
                                 (In Thousands of Dollars Except Per Share Data)

                                                                For the Three Months           For the Twelve Months
                                                                 Ended December 31,              Ended December 31,
                                                            ----------------------------    ----------------------------
                                                                  2001           2000             2001           2000
                                                            -------------  -------------    -------------  -------------
                                                                     (unaudited)
 Revenues:
        Casino and resort revenues                              $ 79,541      $ 169,867        $ 466,940      $ 755,866
        Less: promotional allowances                              (4,168)       (11,313)         (22,778)       (51,779)
                                                            -------------  -------------    -------------  -------------

                                                                  75,373        158,554          444,162        704,087
        Tour operations                                            7,902          9,208           36,348         33,192
        Management and other fees                                 10,023         11,062           36,806         35,763
        Real estate related                                            -          3,146            9,771        108,650
        Insurance recovery                                         2,000              -            2,000              -
        Other                                                      1,094            772            3,954          3,003
                                                            -------------  -------------    -------------  -------------
                                                                  96,392        182,742          533,041        884,695
                                                            -------------  -------------    -------------  -------------

 Expenses:
        Casino and resort expenses                                50,554        110,578          253,019        453,573
        Tour operations                                            6,981          8,182           32,041         29,626
        Selling, general and administrative                       17,412         25,406           80,206        103,465
        Real estate related                                            -          1,533            2,865         32,272
        Corporate expenses                                         7,395          6,704           25,106         25,340
        Depreciation and amortization                             13,437         15,889           51,490         60,223
        Write-off of Desert Inn costs                                  -              -                -         11,202
        Transactions costs                                             -              -                -          7,014
        Restructuring costs                                        4,532              -            5,732              -
        Pre-opening expenses                                       1,768          5,529            6,904          7,616
        Write down of assets to be sold                                -        229,208                -        229,208
                                                            -------------  -------------    -------------  -------------
                                                                 102,079        403,029          457,363        959,539
                                                            -------------  -------------    -------------  -------------

 Operating income (loss)                                          (5,687)      (220,287)          75,678        (74,844)

 Other income and expenses:
        Interest income                                            1,326          1,396            7,471          4,194
        Interest expense, net of capitalization                  (11,316)       (11,997)         (49,347)       (45,678)
        Non-recurring interest expense                                 -              -           (3,355)             -
        Equity in earnings of associated companies, net              893          2,458            3,059          4,225
        Other, net                                                  (310)            19             (760)          (688)
                                                            -------------  -------------    -------------  -------------

 Income (loss) before income taxes                               (15,094)      (228,411)          32,746       (112,791)

 Income tax benefit (provision)                                    3,476           (877)          (1,090)        (6,313)
                                                            -------------  -------------    -------------  -------------

 Net income (loss)                                             $ (11,618)    $ (229,288)        $ 31,656     $ (119,104)
                                                            =============  =============    =============  =============

 Basic earnings (loss) per share                                 $ (0.43)       $ (8.30)          $ 1.18        $ (3.86)
 Diluted earnings (loss) per share                               $ (0.43)       $ (8.30)          $ 1.14        $ (3.86)

 Weighted average number of shares outstanding - basic            26,925         27,638           26,885         30,850
 Weighted average number of shares outstanding - diluted          26,925         27,638           27,826         30,850

                                Sun International Hotels Limited
                                     Summary Segment Data
                                        (In Millions)
                                         (Unaudited)

                                        For the Three Months              For the Twelve Months
                                         Ended December 31,                Ended December 31,
                                   --------------------------------    ----------------------------

                                        2001             2000              2001           2000
                                   ---------------  ---------------    -------------  -------------
 Paradise Island Operations
      Gross revenues (1)                $ 79.6          $ 105.7          $ 467.0        $ 472.6
       Casino                             19.7             30.7            116.5          132.1
       Hotel (2)                          59.9             75.0            350.5          340.5

      EBITDA (3)                        $ 10.4          $  20.7          $ 118.0        $ 128.1

      Atlantis
       Occupancy rate                      56%              73%              77%            83%
       Average room rate                $  211          $   227          $   252        $   242

Resorts Casino Hotel
      Gross revenues                    $   -           $  64.1          $    -         $ 283.2
       Casino                               -              53.2               -           235.8
       Hotel                                -              10.9               -            47.4

      EBITDA                            $   -           $   3.1          $    -         $  23.8

(1)    The three month period presented for 2001 and 2000 excludes Ocean Club Estates lot sales of $-0-
       and $3.1 million, respectively. The twelve month period presented for 2001 and 2000 excludes
       Ocean Club Estates lot sales of $9.8 million and $108.7 million, respectively.
(2)    Excludes results of the Company's wholly owned tour operator.
(3)    The three month period presented for 2001 and 2000 excludes income from Ocean Club Estates lot sales of $-0- and $1.6 million, respectively, pre-opening expenses of $0.7 million and $5.5 million, respectively, and restructuring costs of $4.5 million and $-0-, respectively. The twelve month period presented for 2001 and 2000 excludes income from Ocean Club Estates lot sales of $6.7 million and
       $76.4 million, respectively,  pre-opening expenses of $2.3 million and $7.6 million, respectively, and restructuring costs of $5.7 million and $-0-, respectively.